06012158

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Want Want Holdings Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4359 FISCAL YEAR 12-31-05

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dlw

DATE: 4/4/06

Proforma Full Year Financial Statement And Dividend Announcement

PART I - INFORMATION REQUIRED FOR ANNOUNCEMENTS OF QUARTERLY (Q1, Q2 & Q3), HALF-YEAR AND FULL YEAR RESULTS

1(a) An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year

1(a)(i) Income Statement for the Year Ended 31 December 2005:-

Group	Fourth Quarter 2005 US$'000	Fourth Quarter 2004 US$'000	Increase/ (decrease) %	Full Year 2005 US$'000	Full Year 2004 US$'000	Increase/ (decrease) %
Revenue	209,014	137,931	51.5	688,110	523,610	31.4
Cost of sales	(125,325)	(83,266)	50.5	(418,594)	(320,968)	30.4
Gross profit	83,689	54,665	53.1	269,516	202,642	33.0
Other operating income	8,484	7,159	18.5	15,130	16,645	(9.1)
Discount on acquisition of subsidiaries	(2,206)	-	n.m.	2,921	-	n.m.
Foreign currencies exchange adjustment gain	2,109	349	504.3	2,563	313	718.8
Distribution and selling costs	(26,155)	(19,085)	37.0	(89,214)	(76,712)	16.3
Administrative expenses	(18,255)	(16,014)	14.0	(64,292)	(52,184)	23.2
Other operating expenses	(4,686)	(4,089)	14.6	(10,006)	(9,407)	6.4
Finance costs	(1,575)	(372)	323.4	(4,160)	(1,459)	185.1
Share of (loss) profit of associates	(110)	(122)	(9.8)	(50)	75	n.m.
Profit before income tax	41,295	22,491	83.6	122,408	79,913	53.2
Income tax expense	(2,393)	(2,458)	(2.6)	(9,677)	(8,001)	20.9
Profit for the period	38,902	20,033	94.2	112,731	71,912	56.8
Attributable to:						
Equity holders of the parent	39,475	20,304	94.4	113,755	72,686	56.5
Minority interest	(573)	(271)	111.4	(1,024)	(774)	32.3
	38,902	20,033	94.2	112,731	71,912	56.8

1(a)(ii) Additional Information

Group	Fourth Quarter 2005 US$'000	Fourth Quarter 2004 US$'000	Increase/ (decrease) %	Full Year 2005 US$'000	Full Year 2004 US$'000	Increase/ (decrease) %
(Loss) Gain on disposal of trading investment	(42)	(63)	(33.3)	86	9	855.6
Interest income	458	652	(29.8)	1,869	1,961	(4.7)
Allowance for doubtful debts	(156)	(123)	26.8	(156)	(123)	26.8
Bad debts written off	123	7	1,657.1	123	7	1,657.1
Depreciation and amortisation	(11,972)	(9,749)	22.8	(39,463)	(33,841)	16.6
Allowance for inventories	(501)	(1,264)	(60.4)	(501)	(1,264)	(60.4)
(Provision) Reversal for diminution in value of investment	(205)	(5)	4,000.0	(256)	55	n.m.
Over (Under) provision of tax in respect of prior years	47	(840)	n.m.	(237)	(1,684)	(85.9)
(Loss) Gain on disposal of plant and equipment	(338)	286	n.m.	(862)	(121)	612.4
Plant and equipment written off	(223)	(431)	(48.3)	(841)	(745)	12.9

1(a)(iii) Analysis of sales

Group	Turnover Fourth Quarter 2005	Turnover Fourth Quarter 2004	Increase/ (decrease)	Profit Before Tax Fourth Quarter 2005	Profit Before Tax Fourth Quarter 2004	Increase/ (decrease)
	US$'000	US$'000	%	US$'000	US$'000	%
By Geographical Region						
China	190,861	120,619	58.2	39,068	19,696	98.4
Taiwan	8,294	8,385	(1.1)	462	613	(24.6)
Others	9,859	8,927	10.4	1,765	2,182	(19.1)
Total	209,014	137,931	51.5	41,295	22,491	83.6
By Activity						
Rice Crackers	99,275	67,130	47.9	16,842	8,582	96.2
Other Snacks	48,289	31,289	54.3	14,495	8,132	78.2
Beverages	56,821	35,631	59.5	14,298	8,931	60.1
Others	4,629	3,881	19.3	(4,340)	(3,154)	37.6
Total	209,014	137,931	51.5	41,295	22,491	83.6

Group	Turnover Full Year 2005	Turnover Full Year 2004	Increase/ (decrease)	Profit Before Tax Full Year 2005	Profit Before Tax Full Year 2004	Increase/ (decrease)
	US$'000	US$'000	%	US$'000	US$'000	%
By Geographical Region						
China	607,166	449,947	34.9	110,577	69,195	59.8
Taiwan	41,389	35,349	17.1	5,756	5,663	1.6
Others	39,555	38,314	3.2	6,075	5,055	20.2
Total	688,110	523,610	31.4	122,408	79,913	53.2
By Activity						
Rice Crackers	269,806	219,597	22.9	34,309	17,293	98.4
Other Snacks	197,824	150,436	31.5	46,756	33,507	39.5
Beverages	200,373	136,921	46.3	45,567	34,814	30.9
Others	20,107	16,656	20.7	(4,224)	(5,701)	(25.9)
Total	688,110	523,610	31.4	122,408	79,913	53.2

1(b)(i) A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year

	Group		Company	
	31.12.2005	31.12.2004	31.12.2005	31.12.2004
	US$'000	US$'000	US$'000	US$'000
ASSETS				
Current assets:				
Cash and bank balances	161,429	144,285	140	138
Inventories	136,432	103,026	-	-
Trade receivables	49,392	43,744	-	-
Subsidiaries and associates	1,866	2,080	138,980	121,403
Held for trading investments	259	3,213	-	-
Other receivables and prepayments	39,799	58,039	1,517	29
Total current assets	389,177	354,387	140,637	121,570
Non-current assets:				
Investment in subsidiaries	-	-	561,832	458,953
Investment in associates	407	519	405	-
Available for sale financial assets	2,177	1,576	651	830
Property, plant and equipment [1]	509,500	345,544	5,105	5,224
Property held for investment-construction in progress	16,551	12,159	-	-
Property held for investment	2,991	3,059	-	-
Property held for sales-construction in progress [2]	53,397	7,101	-	-
Deferred expenditure	1,012	1,138	-	-
Other intangible assets	146	152	146	152
Goodwill	404	-	-	-
Total non-current assets	586,585	371,248	568,139	465,159
Total assets	975,762	725,635	708,776	586,729
LIABILITIES AND EQUITY				
Current liabilities:				
Trade payables	160,902	93,197	228	327
Subsidiaries and associaties	-	196	112,533	53,050
Short-term bank loans	27,565	19,864	-	-
Income tax payable	2,394	2,151	2	2
Total current liabilities	190,861	115,408	112,763	53,379
Non-current liabilities:				
Long-term bank loans [3]	145,829	55,000	-	-
Equity attributable to equity holders of the parent:				
Issued capital	128,884	128,884	128,884	128,884
Share premium	82,846	82,846	82,846	82,846
Capital reserve on consolidation	-	-	-	-
Capital redemption reserve	601	601	601	601
Capital reserve - others	20,268	20,218	-	-
Currency realignment reserve	7,603	(2,645)	-	-
Accumulated profits	377,400	306,944	383,682	321,019
Legal reserves	12,729	8,145	-	-
	630,331	544,993	596,013	533,350
Minority interest	8,741	10,234	-	-
Total equity	639,072	555,227	596,013	533,350
Total liabilities and equity	975,762	725,635	708,776	586,729

Notes to the balance sheet

1. Property, plant & equipment increased by US$164 million due mainly to the addition of assets from the acquisition of Qianhe Hotel in 1st quarter 2005, purchases of hospital equipment, new production lines and new factories

2. Property held for sales-construction in progress increased by US$46 million due mainly to the acquisition of land for property projects in Huaian, Lianyungang, Xuzhou and Luohe which have been announced

3. Long-term bank loans increased by US$91 million due mainly to the additional loan taken up for Group working capital and hospital operation

1(b)(ii) Aggregate amount of group's borrowings and debt securities

Amount repayable in one year or less, or on demand

As at 31/12/2005		As at 31/12/2004	
Secured	Unsecured	Secured	Unsecured
US$'000	US$'000	US$'000	US$'000
0	27,565	0	19,864

Amount repayable after one year

As at 31/12/2005		As at 31/12/2004	
Secured	Unsecured	Secured	Unsecured
US$'000	US$'000	US$'000	US$'000
0	145,829	0	55,000

Details of any collateral

Not Applicable

1(c) A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year

Group	Fourth Quarter 2005 US$'000	Fourth Quarter 2004 US$'000	Full Year 2005 US$'000	Full Year 2004 US$'000
Cash flows from operating activities:				
Profit before income tax	41,295	22,491	122,408	79,913
Add items not requiring cash:				
Share of results by associates	110	122	50	(75)
Depreciation expense	11,874	9,710	39,211	33,661
Amortisation of deferred expenditure	97	38	246	174
Amortisation of intangible assets	1	1	6	6
Amortisation of negative goodwill	-	(52)	-	(145)
Discount on acquisition of new subsidiaries	2,206	-	(2,657)	-
Discount on acquisition of equity in subsidiary	-	-	(264)	-
Loss (Gain) on disposal of trading investments	42	63	(86)	(9)
Loss (Gain) on disposal of plant and equipment	338	(286)	862	121
Plant and equipment written off	223	431	841	745
Provision (Reversal) for diminution in value of investment	205	5	256	(55)
Interest expense	1,575	372	4,160	1,459
Interest income	(458)	(652)	(1,869)	(1,961)
Cash flows provided by operations before changes in working capital	57,508	32,243	163,164	113,834
Inventories	(36,088)	(3,908)	(33,324)	(9,144)
Trade receivables	(10,749)	(4,818)	(5,480)	(2,914)
Related companies and associates	36	12	18	(283)
Other receivables and prepayments	(16,007)	18,189	7,706	(13,301)
Trade payables	60,961	799	46,072	9,256
Cash generated from operations	55,661	42,517	178,156	97,448
Interest paid	(1,575)	(372)	(4,160)	(1,459)
Interest received	452	567	1,948	1,915
Income tax paid	(2,623)	(2,799)	(9,434)	(8,883)
Net cash from operating activities	51,915	39,913	166,510	89,021
Cash flows from investing activities:				
Purchase of property, plant and equipment	(53,086)	(37,294)	(113,812)	(74,142)
Purchase of plant and equipment for hospital	(9,506)	(585)	(43,657)	(1,460)
Proceeds from disposal of plant and equipment	1,302	1,907	1,508	2,175
Property held for investment-construction in progress	(2,403)	(1,264)	(4,392)	(1,489)
Property held for sales-construction in progress	(10,750)	(7,101)	(46,296)	(7,101)
Other receivables and prepayments (Deposit paid for the acquisition of a property)	-	(20,938)	20,938	(20,938)
Acquisition of subsidiaries	(11)	-	(28,340)	-
Deferred expenditure	(96)	(21)	(117)	(62)
Disposal less purchase of available for sale investments	(505)	(360)	(505)	(360)
Disposal less purchase of trading investments	844	(2,951)	3,040	14,804
Net cash used in investing activities	(74,211)	(68,607)	(211,633)	(88,573)
Cash flows from financing activities:				
Increase in bank loans	24,751	16,437	98,531	23,514
Payment to minority shareholders	611	185	(832)	(154)
Shares bought-back	-	-	-	(3,148)
Shares issued on exercise of warrants	-	2,545	-	11,418
Dividend paid	-	-	(38,665)	(44,912)
Net cash from (used in) financing activities	25,362	19,167	59,034	(13,282)
Net effect of exchange rate changes in consolidating subsidiaries	(424)	970	3,233	956
Increase (Decrease) in cash and cash equivalents	2,642	(8,557)	17,144	(11,878)
Cash and cash equivalents at beginning of period	158,787	152,842	144,285	156,163
Cash and cash equivalents at end of period	161,429	144,285	161,429	144,285

	Fourth Quarter		Full Year	
	2005	2004	2005	2004
	US$'000	US$'000	US$'000	US$'000

Notes to the consolidated cash flow statement

A. Summary of the effects of acquisition of subsidiaries

	Fourth Quarter 2005 US$'000	Fourth Quarter 2004 US$'000	Full Year 2005 US$'000	Full Year 2004 US$'000
Cash	-	-	260	-
Other current assets	(91)	-	10,733	-
Current liabilities	(1,246)	-	(21,394)	-
Net current liabilities	(1,337)	-	(10,401)	-
Non-current assets	(2,990)	-	40,844	-
Non-current liabilities	1,237	-	-	-
NTA at time of acquisition	(3,090)	-	30,443	-
Currency realignment	895	-	814	-
Discount on acquisition of new subsidiaries	2,206	-	(2,657)	-
Amount paid	11	-	28,600	-
Cash of acquired subsidiaries	-	-	(260)	-
Net cash outflow on acquisition of subsidiaries	11	-	28,340	-

1(d)(i) A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year

	<------------			Attributable to equity holders of the parent					------------>		
Group	Issued capital US$'000	Share premium US$'000	Warrant reserve US$'000	Capital reserve on consolidation US$'000	Capital redemption reserve US$'000	Capital reserve - other US$'000	Currency realignment reserve US$'000	Accumulated profits US$'000	Legal reserves US$'000	Total US$'000	Minority Interest US$'000	Total Equity US$'000
Balance at 1 Jan 2004	**127,364**	**72,787**	**459**	**4,662**	**309**	**18,251**	**(7,241)**	**279,875**	**6,862**	**503,328**	**11,137**	**514,465**
Currency translation differences	-	-	-	-	-	-	4,596	-	-	4,596	40	4,636
Profit attributable to shareholders	-	-	-	-	-	-	-	72,686	-	72,686	(774)	71,912
Dividend paid	-	-	-	-	-	-	-	(44,912)	-	(44,912)	(103)	(45,015)
18,123,551 ordinary shares at par value US$0.10 each issued on exercise of warrants	1,812	10,059	(453)	-	-	-	-	-	-	11,418	-	11,418
2,921,000 ordinary shares at par value US$0.10 each acquired under the share buy-back mandate and cancelled	(292)	-	-	-	292	-	-	(3,148)	-	(3,148)	-	(3,148)
Transfer of warrant reserve to accumulated profits upon expiry of warrants	-	-	(6)	-	-	-	-	6	-	-	-	-
Change in shareholding in minority interest	-	-	-	-	-	-	-	-	-	-	(66)	(66)
Transfer	-	-	-	-	-	1,967	-	(3,250)	1,283	-	-	-
Balance at 31 Dec 2004	**128,884**	**82,846**	**-**	**4,662**	**601**	**20,218**	**(2,645)**	**301,257**	**8,145**	**543,968**	**10,234**	**554,202**
Effect of adopting FRS 103 (Revised 2004)	-	-	-	(4,662)	-	-	-	5,687	-	1,025	-	1,025
- As restated	**128,884**	**82,846**	**-**	**-**	**601**	**20,218**	**(2,645)**	**306,944**	**8,145**	**544,993**	**10,234**	**555,227**
Currency translation differences	-	-	-	-	-	-	10,248	-	-	10,248	222	10,470
Profit attributable to shareholders	-	-	-	-	-	-	-	113,755	-	113,755	(1,024)	112,731
Dividend paid	-	-	-	-	-	-	-	(38,665)	-	(38,665)	(102)	(38,767)
Change in shareholding in minority interest	-	-	-	-	-	-	-	-	-	-	(589)	(589)
Transfer	-	-	-	-	-	50	-	(4,634)	4,584	-	-	-
Balance at 31 Dec 2005	**128,884**	**82,846**	**-**	**-**	**601**	**20,268**	**7,603**	**377,400**	**12,729**	**630,331**	**8,741**	**639,072**

1(d)(i) A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year

	<---- Attributable to equity holders of the parent ---->					
	Issued capital US$'000	Share premium US$'000	Warrant reserve US$'000	Capital redemption reserve US$'000	Accumulated profits US$'000	Total Equity US$'000
Company						
Balance at 1 Jan 2004	**127,364**	**72,787**	**459**	**309**	**306,371**	**507,290**
Profit attributable to shareholders	-	-	-	-	62,702	62,702
Dividend paid	-	-	-	-	(44,912)	(44,912)
18,123,551 ordinary shares at par value US$0.10 each issued on exercise of warrants	1,812	10,059	(453)	-	-	11,418
2,921,000 ordinary shares at par value US$0.10 each acquired under the share buy-back mandate and cancelled	(292)	-	-	292	(3,148)	(3,148)
Transfer of warrant reserve to accumulated profits upon expiry of warrants	-	-	(6)	-	6	-
Balance at 31 Dec 2004	**128,884**	**82,846**	-	**601**	**321,019**	**533,350**
Profit attributable to shareholders	-	-	-	-	101,328	101,328
Dividend paid	-	-	-	-	(38,665)	(38,665)
Balance at 31 Dec 2005	**128,884**	**82,846**	-	**601**	**383,682**	**596,013**

1(d)(ii) Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares or cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year

There is no change in the company's share capital in the quarter ended 31 December 2005.

During the quarter ended 31 December 2004, the company issued, as a result of the exercise of warrants, 4,038,254 ordinary shares of US$0.10 each at an exercise price of US$0.63. The warrants expired on 22 October 2004.

2. Whether the figures have been audited, or reviewed and in accordance with which standard (e.g. the Singapore Standard on Auditing 910 (Engagements to Review Financial Statements), or an equivalent standard)

The figures have not been audited or reviewed.

3. Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of matter)

Not applicable.

4. Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied

The Group and the Company have adopted same accounting policies and methods of computation as the previous year. In addition, the Group and the Company have adopted the new and revised FRS, which became effective in 2005 and which have no material effect on the Group and the Company except for FRS 103 as described below.

5. If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change

FRS 103

FRS 103 requires that, after reassessment, any excess of the acquirer's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities over the cost of the business combination should be recognised immediately in the profit and loss statement.

Previously, under FRS 22 (superseded by FRS 103), the Group released negative goodwill to income over a number of accounting periods. Negative goodwill was reported as a deduction from assets in the balance sheet.

The carrying amount of negative goodwill at January 1, 2005 has been derecognised at the transition date. Therefore, an adjustment of US$1,025,000 is made to opening retained earnings and negative goodwill at January 1, 2005. Under the previous accounting policy, US$151,000 of negative goodwill would have been released to profit and loss statement during 2005, leaving a balance of negative goodwill of US$874,000 at December 31, 2005. In addition, capital reserve arising on consolidation amounting to US$4,662,000 was also reclassified to opening retained earnings as at January 1, 2005.

Additionally, under FRS 103, the Group has credited negative goodwill of US$2,921,000 to the income statement in 2005 arising from the acquisition of subsidiaries.

6. **Earnings per ordinary share of the group for the current period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends**

Earnings per ordinary share	**Group**		**Group**	
	Fourth Quarter		**Full Year**	
	2005	**2004**	**2005**	**2004**
(i) Based on weighted average number of ordinary shares in issue	3.06 US cts	1.58 US cts	8.83 US cts	5.67 US cts
**Weighted average number of ordinary shares	1,288,840,439	1,288,840,439	1,288,840,439	1,282,689,049
(ii) On a fully diluted basis	3.06 US cts	1.58 US cts	8.83 US cts	5.67 US cts
**Adjusted weighted average number of ordinary shares assuming the fully exercise of warrants outstanding during the year	1,288,840,439	1,288,840,439	1,288,840,439	1,282,689,049

7. **Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the (a) current period reported on and (b) immediately preceding financial year**

	Group		**Company**	
	31/12/2005	**31/12/2004**	**31/12/2005**	**31/12/2004**
Net asset value per ordinary share based on existing issued share capital as at the end of the period	48.91 US cts	42.29 US cts	46.24 US cts	41.38 US cts
**Number of ordinary shares in issue	1,288,840,439	1,288,840,439	1,288,840,439	1,288,840,439

8. A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. The review must discuss any significant factors that affected the turnover, costs, and earnings of the group for the current financial period reported on, including (where applicable) seasonal or cyclical factors. It must also discuss any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on

4th Quarter

The Group's turnover increased 51.5% year-on-year to US$209 million. All product segments registered growth. With higher sales, stable overall gross profit margin and higher operating efficiency, profit before tax recorded significant year-on-year growth of 83.6%, increasing from US$22.5 million to US$41.3 million.

By Product

Beverage segment recorded sales growth of 59.5% as core product Hot-Kid milk, in particular, 125ml tetra-pak and 150ml can, continued to drive sales. Despite gross profit margin declining 4.9 percentage point year-on-year due to higher raw material costs, higher sales volume gave rise to profit before tax growth of 60.1% to US$14.3 million.

For Other Snacks, sales improved 54.3% year-on-year from US$31.3 million to US$48.3 million. This was due mainly to contributions from new products, comprising tea and coffee cup jellies, and milk candies. In addition, existing products such as ball cakes also performed well. Higher sales and improved cost efficiency also led profit before tax higher by 78.2% to US$14.5 million.

Sales of Rice Crackers increased 47.9% year-on-year from US$67.1 million to US$99.3 million. Sales volume of higher margin core brand products continued to grow by 66% while sub-brand products declined marginally by 2.4% in China. Higher sales accompanied by the shift in sales mix towards higher margin core brand products strengthened gross profit margin and profit before tax rose 96.2% to US$16.8 million.

Sales for "Others" segment increased 19.3%. This was primarily due to contribution from Qianhe Hotel which was acquired in 1Q2005. Loss before tax however increased to US$4.3 million from US$3.2 million. This was due mainly to US$2.2 million downward adjustment to the negative goodwill on acquisition of Qianhe Hotel previously credited to income in 1Q 2005.

By Region

China recorded the strongest growth in both sales and profits of 58.2% and 98.4% respectively. Sales in Taiwan decreased marginally by about US$91,000 with profit before tax reduced by about US$151,000. For Other regions, sales increased 10.4%. Profit before tax however declined 19.1% due to lower gross profit margin. This was attributable to shift of sales mix towards lower margin products and utilization for dedicated export production lines for some key products was lower.

Full Year Ended 31 December

For financial year 2005, the Group achieved record sales and profits. Sales increased 31.4% year-on-year from US$523.6 million to US$688.1 million and profit before tax rose 53.2% to US$122.4 million.

All product segments continued to register healthy sales growth. Relatively stable raw material cost as compared to 2004, shift of sales mix towards higher margin products in the case of Rice Crackers, and effective expense controls contributed to the higher profit before tax. Likewise, all regions performed better in sales especially for China. Sales in Taiwan increased 17.1% while its profit before tax only rose 1.6% due to higher expenses incurred for its new beer product. For Other region, sales improved by 3.2% while profit before tax imrpoved by 2[illegible]%. This was due mainly to higher gross profit margin from the export of rice crackers and wine products.

9. Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results

In line with statements made in our announcement on third quarter 2005 unaudited results.

10. Prospect

The Board of Directors believes that the Group's efforts in internal restructuring and strengthening controls in the last one year have begun to show positive result as illustrated by our performance in 2005. The result we have achieved also reaffirmed our belief in the vast potential of the China market despite its increasing competition.

Going forward, barring unforeseen circumstances, the Board is of the view that prices for key raw materials would remain stable. In tandem with the growth momentum built up in 2005, we expect our performance to continue to improve in 2006.

11. Dividend

(a) Current Financial Period Reported On

Any dividend declared for the current financial period reported on?

Name of Dividend	First and Final
Dividend Type	Cash
Dividend Rate	20% or US$0.02 per ordinary share tax exempt one-tier
Par value of shares	US$0.10
Tax Rate	Nil

(b) Corresponding Period of the Immediately Preceding Financial Year

Any dividend declared for the corresponding period of the immediately preceding financial year?

Name of Dividend	First and Final
Dividend Type	Cash
Dividend Rate	30% or US$0.03 per ordinary share tax exempt one-tier
Par value of shares	US$0.10
Tax Rate	Nil

(c) Date payable

To be announced at a later date

(d) Books closure date

To be announced at a later date

12. If no dividend has been declared/recommended, a statement to that effect

Not Applicable

13. Segmented revenue and results for business or geographical segments (of the group) in the form presented in the issuer's most recently audited annual financial statements, with comparative information for the immediately preceding year

The group's activities are primarily based in People's Republic of China, Taiwan and other countries such as South-East Asian countries, US and Europe. The dominant source and nature of the group's risk and returns are based on the geographical areas where its customers are located. Therefore, the primary segment is geographical segments by location of customers.

Primary segment information for the group based on geographical segments for the year ended December 31, 2005 are as follows:

2005	PRC US$'000	Taiwan US$'000	Others US$'000	Consolidated US$'000
Revenue				
External sales	607,166	41,389	39,555	688,110
Result				
Segment result	112,854	5,759	6,136	124,749
Interest income				1,869
Finance costs				(4,160)
Results of associates		1	(51)	(50)
Profit before income tax				122,408
Income tax				(9,677)
Profit before minority interest				112,731
Assets				
Segment assets	867,734	58,203	41,858	967,795
Investments in associates				407
Unallocated corporate assets				7,560
Consolidated total assets				975,762
Liabilities				
Segment liabilities	138,602	8,341	13,731	160,674
Bank loans				173,394
Income tax payable				2,394
Unallocated corporate liabilities				228
Consolidated total liabilities				336,690
Other information				
Capital expenditure	194,382	4,214	9,677	208,273
Depreciation and amortisation	35,954	1,337	2,172	39,463
Other non-cash expenses	(1,339)	113	178	(1,048)

2004	PRC US$'000	Taiwan US$'000	Others US$'000	Consolidated US$'000
Revenue				
External sales	449,947	35,349	38,314	523,610
Result				
Segment result	68,695	5,668	4,973	79,336
Interest income				1,961
Finance costs				(1,459)
Results of associates		1	74	75
Profit before income tax				79,913
Income tax				(8,001)
Profit before minority interest				71,912
Assets				
Segment assets	628,080	54,020	36,643	718,743
Investments in associates				519
Unallocated corporate assets				6,373
Consolidated total assets				725,635
Liabilities				
Segment liabilities	82,004	5,602	5,460	93,066
Bank loans				74,834
Income tax payable				2,151
Unallocated corporate liabilities				327
Consolidated total liabilities				170,408
Other information				
Capital expenditure	80,848	1,241	2,165	84,254
Depreciation and amortisation	31,383	1,413	1,045	33,841
Other non-cash expenses	883	(72)	(145)	666

Segment assets and capital expenditure by location of assets :

	PRC US$'000	Taiwan US$'000	Others US$'000	Total US$'000
2005				
Segment assets	885,643	61,862	20,290	967,795
Investments in associates				407
Unallocated corporate assets				7,560
Consolidated total assets				975,762
Capital expenditure	198,394	4,479	5,400	208,273
2004				
Segment assets	643,936	58,732	16,075	718,743
Investments in associates				519
Unallocated corporate assets				6,373
Consolidated total assets				725,635
Capital expenditure	82,890	1,350	14	84,254

Business segments

The group operates in three main product segments - rice crackers, snack foods and beverages.

The following table shows the sales, carrying amount of segment assets and additions to property, plant and equipment and intangible assets by the business segments :

	Revenue		Carrying amount of segment assets		Additions to property, plant and equipment and intangible assets	
	2005	2004	2005	2004	2005	2004
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Rice crackers	269,806	219,597	303,852	268,355	36,645	19,645
Snack foods	197,824	150,436	266,610	171,738	51,787	21,655
Beverages	200,373	136,921	113,641	106,325	15,416	14,951
Real Estate	0	0	84,663	28,571	50,759	8,630
Hotel	3,627	0	51,369	4,512	6,694	0
Hospital	380	0	70,272	27,523	43,657	14,597
Others	16,100	16,656	85,355	118,611	3,315	4,776
Total	688,110	523,610	975,762	725,635	208,273	84,254

Segment revenue and expenses

Segment revenue and expenses are directly attributable to the segments.

Segment assets and liabilities

Segment assets and liabilities, include all operating assets and liabilities used by a segment.

14. In the review of performance, the factors leading to any material changes in contributions to turnover and earnings by the business or geographical segments

As explained in section 8 above.

15. A breakdown of sales

	Group		
	2005	**2004**	**%**
	US$'000	**US$'000**	**Change**
(a) Sales reported for first half year	314,436	251,964	24.8
(b) Operating profit after tax before deducting minority interests reported for first half year	47,001	34,705	35.4
(c) Sales reported for second half year	373,674	271,646	37.6
(d) Operating profit after tax before deducting minority interests reported for second half year	65,730	37,207	76.7

16. A breakdown of the total annual dividend (in dollar value) for the issuer's latest full year and its previous full year

Total Annual Dividend

	Latest Year US$'000	**Previous Year US$'000**
Ordinary	25,777	38,665
Preference	0	0
Total:	25,777	38,665

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Report of Persons Occupying Managerial Positions Who Are Related To A Director, CEO or Substantial Shareholder

* Asterisks denote mandatory information

Name of Announcer *	WANT WANT HOLDINGS LTD
Company Registration No.	199507660Z
Announcement submitted on behalf of	WANT WANT HOLDINGS LTD
Announcement is submitted with respect to *	WANT WANT HOLDINGS LTD
Announcement is submitted by *	ADAMS LIN FENG I
Designation *	GROUP VICE PRESIDENT AND DIRECTOR
Date & Time of Broadcast	13-Feb-2006 18:50:35
Announcement No.	00117

>> Announcement Details

The details of the announcement start here ...

For the Financial Year Ended *	31-12-2005

Footnotes: SEE FILE ATTACHED.

Attachments:

WWH_Clause704.pdf
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WANT WANT HOLDINGS LTD

(Company Registration: 199507660Z)

NOTIFICATION PURSUANT TO CLAUSE 704(11) OF THE SGX-ST LISTING MANUAL

Pursuant to Clause 704(11) of the SGX-ST Listing Manual, we are pleased to furnish below the list of persons occupying managerial positions in Want Want Holdings Ltd (the "Company") or any of its principal subsidiaries who are relatives of a director or chief executive officer or substantial shareholder of the Company:-

Name	Age	Family Relationship with any director and/or substantial shareholder	Current position and duties, and the year the position was first held in the Company or its principal subsidiaries	Details of changes in duties and position held, if any, during the year
Cheng Wen Chyi	39	Niece of Mr Tsai Eng Meng and Sibling of Mr Cheng Wen-Hsien	Special Assistant-Chairman's Office (since 1998)	Relinquished her role as MIS Divisional Head since end 2005
Cheng Chiun Tar	72	Brother-in-law of Mr Tsai Eng Meng	Chairman of Hu Nan Want Want'Hospital Co., Ltd (since 2002)	N.A.
Tsai Shao Chung	24	Son of Mr Tsai Eng Meng	Manager-Chairman's Office (since 2004)	N.A.
Tsai Shao Yun	27	Daughter of Mr Tsai Eng Meng	Assistant General Manager of a subsidiary (since 2005)	Promoted from Manager to Assistant General Manager in 2005
Cheng Wen-Hsien	42	Nephew of Mr Tsai Eng Meng	Chief Executive Officer of Hu Nan Want Want Hospital Co., Ltd (since 2004)	N.A.
Tsai Wang Chia	22	Son of Mr Tsai Eng Meng	Manager of Snack II Division (since 2005)	Responsible for marketing and planning for a range of snacks

Notes:
Mr Tsai Eng Meng is the Chairman and substantial shareholder of the Company.
Mr Tsai Shao Chung and Mr Cheng Wen-Hsien are also directors of the Company.

Submitted by Adams Lin Feng I, Group Vice President and Director on 13/02/2006 to the SGX

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	WANT WANT HOLDINGS LTD
Company Registration No.	199507660Z
Announcement submitted on behalf of	WANT WANT HOLDINGS LTD
Announcement is submitted with respect to *	WANT WANT HOLDINGS LTD
Announcement is submitted by *	ADAMS LIN FENG I
Designation *	GROUP VICE PRESIDENT AND DIRECTOR
Date & Time of Broadcast	14-Feb-2006 18:34:33
Announcement No.	00126

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	INCORPORATION/ LIQUIDATION OF SUBSIDIARIES
Description	SEE FILE ATTACHED.
Attachments:	WWH_Subsy.pdf Total size = **13K** (2048K size limit recommended)

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WANT WANT HOLDINGS LTD
(Company Registration: 199507660Z)

INCORPORATION/ LIQUIDATION OF SUBSIDIARIES

The Board of Directors of Want Want Holdings Ltd (the "Company") wishes to announce on the following:-

(i) INCORPORATION OF NEW SUBSIDIARIES

Name of Subsidiary	Place of Incorporation	Registered Capital	Principal Activities
Shandong Cubic-Want Packaging Ltd	Shandong Province, Jinan City, Jiyang County, Jibei Economic Development Zone	US$4 million	Manufacturing and sales of packaging materials and can products
Shandong Qiang-Want Foods Ltd	Shandong Province, Jinan City, Jiyang County, Jibei Economic Development Zone	US$4 million	Research, manufacturing, processing and distribution of various types of dairy products and related services
Nanjing Tie-Want Packaging Ltd	Nanjing Jiangning Economic Development Zone	US$3.5 million	Manufacturing and sales of packaging materials and can products
Zhejiang Cubic-Want Packaging Ltd	Zhejiang Province, Quzhou Economic Development Zone	US$3 million	Manufacturing and sales of packaging materials and can products

(ii) LIQUIDATION OF BEIJING SHANG-WANT FOODS LTD

The Company has liquidated Beijing Shang-Want Foods Ltd ("BSWFL") and transferred its assets and liabilities at book value to Beijing Dairy-Want Foods Ltd ("BDWFL"). Both BSWFL and BDWFL are wholly-owned subsidiaries of the Company.

The above transactions are not expected to have any material impact on the net tangible assets or earnings per share of the Company for the financial year ending 31 December 2006. None of the Directors or substantial shareholders of the Company has any interest, direct or indirect, in the aforesaid transactions.

Submitted by Adams Lin Feng I, Group Vice President and Director on 14/02/2006 to the SGX

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	WANT WANT HOLDINGS LTD
Company Registration No.	199507660Z
Announcement submitted on behalf of	WANT WANT HOLDINGS LTD
Announcement is submitted with respect to *	WANT WANT HOLDINGS LTD
Announcement is submitted by *	ADAMS LIN FENG I
Designation *	GROUP VICE PRESIDENT AND DIRECTOR
Date & Time of Broadcast	17-Feb-2006 12:39:59
Announcement No.	00023

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The details of the announcement start here ...

Announcement Title *	DATE OF RELEASE OF FULL YEAR 2005 RESULTS
Description	Want Want Holdings Ltd is pleased to announce that its Full Year 2005 results for period ended 31 December 2005 will be released on 24 February 2006. Further notice will be made should there be any change in date.
Attachments:	Total size = **0** (2048K size limit recommended)

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Full Year * Financial Statement And Dividend Announcement
* Asterisks denote mandatory information

Name of Announcer *	WANT WANT HOLDINGS LTD
Company Registration No.	199507660Z
Announcement submitted on behalf of	WANT WANT HOLDINGS LTD
Announcement is submitted with respect to *	WANT WANT HOLDINGS LTD
Announcement is submitted by *	ADAMS LIN FENG I
Designation *	GROUP VICE PRESIDENT AND DIRECTOR
Date & Time of Broadcast	24-Feb-2006 17:22:11
Announcement No.	00077

>> Announcement Details
The details of the announcement start here ...

For the Financial Period Ended *	31-12-2005

Attachments:

- Result-FY05.pdf
- Slides-FY05.pdf

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Want Want Holdings Ltd
FY 2005 RESULT

24 Feb 2006

4Q Financials

Unit: USD'000

	2005	%	2004	%	YoY (%)
Turnover	209,014	100.0	137,931	100.0	51.5
Gross Profit	83,689	40.0	54,665	39.6	53.1
Profit Before Tax	41,295	19.8	22,491	16.3	83.6
Profit Attributable to Equity Holders	39,475	18.9	20,304	14.7	94.4
EPS (cents) *	3.06		1.58		93.7

* Based on 1,288,840,439 outstanding shares as at 31 Dec 2005 (2004: 1,288,840,439)

4Q Review

- ❑ Sales grew 51.5% to US$209 million. Higher sales, stable Group gross profit margin & improved operating efficiency led PBT significantly higher by 83.6% to US$41.3 million

- ❑ Beverages: Sales continued to grow 59.5%. Gross profit margin declined 4.9 percentage point due to higher raw material cost but higher sales volume increased PBT by 60.1% to US$14.3 million

- ❑ Other Snacks: Sales rose 54.3% from new items (coffee & tea cup jellies & milk candies) & existing products (eg ball cakes). PBT improved by 78.2% to US$14.5 million

- ❑ Rice Crackers: Sales increased 47.9%. Gross profit margin strengthened as sales vol. of core-brands in China rose 66%. PBT jumped 96.2% to US$16.8 million

Full Year Financials

Unit: USD'000

	2005	%	2004	%	YoY (%)
Turnover	688,110	100.0	523,610	100.0	31.4
Gross Profit	269,516	39.2	202,642	38.7	33.0
Profit Before Tax	122,408	17.8	79,913	15.3	53.2
Profit Attributable to Equity Holders	113,755	16.5	72,686	13.9	56.5
EPS (cents) *	8.83		5.64		56.6

* Based on 1,288,840,439 outstanding shares as at 31 Dec 2005 (2004: 1,288,840,439)

Full Year Review

- ❑ Record sales & profits were achieved in 2005
- ❑ Sales increased 31.4% to US$688.1 million
- ❑ Stable raw material cost, shift of sales mix towards higher margin products (for rice crackers) & effective expense controls gave rise to higher PBT of 53.2% to US$122.4 million
- ❑ All product segments registered healthy growth in sales & profits
- ❑ All regions performed better in sales & profits especially China. Margins for Other region improved resulting in higher profit growth (vs sales) while higher expenses for its new beer product in Taiwan led to smaller profits growth (vs sales)

FY 2005 Turnover Breakdown

Turnover By Products



100%
80%
60%
40%
20%
0%
2.9%
29.1%
39.2%
3.2%
26.2%
41.9%
2005
2004
Rice Crackers
Snack Foods
Beverages
Others

Turnover By Regions



100%
80%
60%
20%
0%
5.8%
88.2%
7.3%
85.9%
2005
2004
China
Taiwan
Others

FY 2005 Profit Breakdown

Profit By Products


100%
80%
60%
40%
20%
0%
-20%
37.2%
28.1%
-3.5%
43.6%
21.6%
-7.1%
2005
2004
Rice Crackers
Snack Foods
Beverages
Others

Profit By Regions


100%
80%
60%
40%
20%
0%
5.0%
90.3%
6.3%
86.6%
2005
2004
China
Taiwan
Others

PRC Full Year Turnover Breakdown

Rice Crackers

	2005	2004
Sugar coated	35%	42%
Savory	30%	34%
Fried	10%	10%
Others	25%	14%
Total:	100%	100%
Core Brand	***73%***	***60%***
Non-Core Brand	***27%***	***40%***

Snack Foods

	2005	2004
Gummy Sweet	35%	41%
Jelly & Popsicle	28%	23%
Ball Cake	18%	18%
Others	19%	18%
Total:	100%	100%

Beverages

	2005	2004
Milk	98%	97%
Others	2%	3%
Total:	100%	100%

Utilization Rates 2005

Rice Crackers		58%
Snack Foods		28%~91%
Beverages	– canned-milk	57%
	– tetra-milk	70%
	– carbonated	11%

* Based on 22 days / Month & 22 hours / day

Capex Plans

Unit: US$'000	2005 (Actual)	2006 (Est)
Production:		
Rice Crackers	7,560	5,500
Dairy	13,020	34,300
Beverage	500	400
Candies	7,040	9,600
Snack Foods	11,860	21,300
Wine	2,030	-
Packaging	590	12,000
Land/Building/Offices	64,560	33,200
Sub-Total :	107,160	116,300
Hunan Hospital	43,660	6,000
Shanghai Property	4,390	10,000
Property/Hotel	53,060	63,700
Sub-Total :	101,110	79,700
TOTAL :	208,270	196,000

Liquidity Position as at 31 Dec

Unit: USD'000 equivalent

Currency	RMB	NTD	SGD	USD	Others	Total
Cash (05)	*153,714*	*1,750*	*228*	*5,577*	*160*	*161,429*
Cash (04)	137,530	812	237	5,456	250	144,285
Debt (05)	*40,829*	*1,529*	*NA*	*130,103*	*933*	*173,394*
Debt (04)	10,893	NA	NA	63,200	771	74,864

Net Debt (2005): 11,965

Financial Ratio

	31 Dec 05	31 Dec 04
Net Debt/Equity	1.87%	net cash
A/R turnover ratio	24 days	29 days
Current ratio	204%	307%
Inventory turnover ratio	103 days	98 days
Average interest rate	4.2%	2.0%
Interest coverage ratio	30.4	55.8

Outlook/Strategies

- Expect key raw materials' prices to remain stable
- Past effort in internal restructuring & strengthening controls to be continued to yield better results
- Non-food businesses to commence operation Start-up losses expected but impact would not be significant in 2006
- Continue focus in China given its vast potential despite keen competition